Exhibit 99.2

Micware Co., Ltd. Announces Listing on the Nasdaq Global Market in the U.S.

Kobe, Japan, May 14, 2026 – Micware Co., Ltd. (Nasdaq: MWC) (the “Company” or “Micware”), a Japan-based provider of software development services and innovative IT solutions mainly focused on the automotive and mobility sectors, today announced that its American Depositary Shares (“ADSs”) will commence trading on the Nasdaq Global Market under the ticker symbol “MWC” on May 14, 2026.

A.G.P./Alliance Global Partners is acting as the sole book-running manager for the offering.

A registration statement on Form F-1 (File Number: 333-294081), as amended, relating to the offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective by the SEC on May 13, 2026, and a registration statement on Form F-1 filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, was filed with the SEC and became effective on May 13, 2026. The offering is being made only by means of a prospectus, forming a part of the effective registration statements. Electronic copies of the final prospectus relating to the offering may be obtained via the SEC’s website at www.sec.gov. Electronic copies of the final prospectus relating to the offering may be obtained from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation, or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Micware Co., Ltd.

Micware Co., Ltd. is a Japan-based provider of software development services and innovative IT solutions mainly focused on the automotive and mobility sectors. The Company is primarily engaged in the development and sale of in-vehicle infotainment (“IVI”) systems covering multimedia, navigation, human machine interface, telematics, and driver assistance, as well as navigation software and location information-based smartphone applications.

Since its founding in 2003, Micware has built over 20 years of experience in automotive software and has established long-term relationships with major original equipment manufacturers (“OEM”) in Japan, including Honda Motor Co., Ltd. and Toyota Motor Corporation. Leveraging its engineering capabilities, proprietary technologies, and long-standing OEM relationships, the Company was ranked 9th among Japan-based Tier 1 suppliers in the IVI market in terms of revenue as of February 28, 2024, according to an industry report titled “IVI, Automotive Navigation System and Digital Mapping Market” commissioned by the Company and prepared by Frost & Sullivan. Micware operates across Japan through six operating entities and 12 branch offices and has established subsidiaries in the United States, Thailand, and Germany for overseas operations.

For more information, please visit the Company’s IR website: www.ir-micware.com.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs, including the expectation that the Company’s initial public offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the registration statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

Micware Co., Ltd.

Investor Relations Department

Email: mic_ir@micware.co.jp

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com